UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ginkgo Bioworks Holdings, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
37611X100
(CUSIP Number)
c/o Ginkgo Bioworks Holdings, Inc.
27 Drydock Avenue, 8th Floor
Boston, MA 02210
(877) 422-5362
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Reshma Shetty
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 188,643,922 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 188,643,922 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 188,643,922 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14	Type of Reporting Person IN

(1)	Consists of (i) 163,894,824 shares of Class B Common Stock of Ginkgo Bioworks Holdings, Inc. (the “Issuer”) and (ii) 24,749,098 shares of Class A Common Stock of the Issuer. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

(2)
Based on (i) 1,639,885,251 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer to Reporting Persons, (ii) 163,894,824 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Persons, and (iii) 6,155,558 shares of Class A Common Stock represented by fully vested restricted stock units held by the Reporting Persons (and which are included in the number of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons).

1	Names of Reporting Persons Bartholomew Canton
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 188,643,922 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 188,643,922 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 188,643,922 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14	Type of Reporting Person IN

(1)	Consists of (i) 163,894,824 shares of Class B Common Stock of Ginkgo Bioworks Holdings, Inc. (the “Issuer”) and (ii) 24,749,098 shares of Class A Common Stock of the Issuer. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

(2)
Based on (i) 1,639,885,251 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer to Reporting Persons, (ii) 163,894,824 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Persons, and (iii) 6,155,558 shares of Class A Common Stock represented by fully vested restricted stock units held by the Reporting Persons (and which are included in the number of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons).

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 27, 2021 and amended on October 1, 2022 and January 24, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to securities of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
This Amendment updates the Original Schedule 13D to reflect sales of shares of Class A Common Stock pursuant to “sell-to-cover” transactions to fund tax withholding obligations, which were required by the Issuer pursuant to its incentive plans and were not discretionary trades by the Reporting Persons; shares sold pursuant to sales plans adopted by the Reporting Persons and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934; and a charitable donation of shares of Class A Common Stock. This Amendment also reflects an increase in the Issuer’s number of shares of Class A Common Stock outstanding. The foregoing updates result in a decrease in the percentage of Class A Common Stock beneficially owned by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.
This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety:
The information included in Item 4 is incorporated herein by reference.
(a) – (b)
The following sets forth, as of the date of this Amendment, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Reshma Shetty	188,643,922	10.5%	0	188,643,922	0	188,643,922
Bartholomew Canton	188,643,922	10.5%	0	188,643,922	0	188,643,922
The share amounts reflected in the table above consist of the following: (i) 12,374,554 shares of Class A Common Stock and 2,320,344 shares of Class B Common Stock held of record by Ms. Shetty; (ii) 12,374,544 shares of Class A Common Stock and 2,320,344 shares of Class B Common Stock held of record by Mr. Canton; (iii) 70,189,783 shares of Class B Common Stock held of record by the Reshma Padmini Shetty Living Trust; (iv) 8,245,491 shares of Class B Common Stock held of record by Ms. Shetty’s grantor retained annuity trust; (v) 69,989,783 shares of Class B Common Stock held of record by the Bartholomew Canton Living Trust; (vi) 8,245,491 shares of Class B Common Stock held of record by Mr. Canton’s grantor retained annuity trust; (vii) 1,291,794 shares of Class B Common Stock held of record by The Asha S. Canton Irrevocable Trust and (viii) 1,291,794 shares of Class B Common Stock held of record by The Adhira S. Canton Irrevocable Trust. The Reporting Persons are married and may be deemed to share beneficial ownership over the shares held of record by each other and each of the foregoing trusts. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

The percentages in the above table are based on (i) 1,639,885,251 shares of Class A Common Stock outstanding as of December 31, 2023, based on information provided by the Issuer to Reporting Persons, (ii) 163,894,824 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Persons, and (iii) 6,155,558 shares of Class A Common Stock represented by fully vested restricted stock units held by the Reporting Persons (and which are included in the number of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons).
(c)
Other than as reported in the below table, Mr. Canton has not effected any transactions in the Class A Common Stock during the past sixty days. The sale noted below was effected through an open market brokerage transaction.

Transaction Date	Number Of Shares	Price Per Share
12/21/2023	37,650	$1.737	(1)

(1)
The shares were sold pursuant to a sales plan adopted by Mr. Canton and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.70 to $1.78, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

Other than as reported in the below table, Ms. Shetty has not effected any transactions in the Class A Common Stock during the past sixty days. The sale noted below was effected through an open market brokerage transaction.

Transaction Date	Number Of Shares	Price Per Share
12/20/2023	37,650	$1.795	(1)

(1)	The shares were sold pursuant to a sales plan adopted by Ms. Shetty and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.69 to $1.87, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(d) None.
(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2024

By: /s/ Reshma Shetty
Name: Reshma Shetty

By: /s/ Bartholomew Canton
Name: Bartholomew Canton